Dunxin Financial Holdings Limited

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

Tel: +862787303888

September 27, 2022

VIA EDGAR

Lory Empie

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Dunxin Financial Holdings Limited
Form 20-F for the fiscal period ending December 31, 2021
Filed May 2, 2022
File No. 001-34958

Dear Mr. Empie:

Dunxin Financial Holdings Limited (the “Company”, “DXF,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2022 regarding our annual report on Form 20-F previously submitted on May 2, 2022 (the “Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2021

General

1.	Please revise future filings to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.

Response: In response to the Staff’s comment, we will revise our future filings accordingly. The proposed revised disclosure is set forth below.

“The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China for any securities offerings that are conducted in the United States. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situation that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel, Hubei Zeth Law Firm (“PRC Counsel”), and that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of our operations and/or offering. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.”

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Conventions that Apply to this Annual Report, page 3

2.

We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Response: In response to the Staff’s comment, we will revise our future filings accordingly. The proposed revised disclosure is set forth below.

● “China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan, for the purpose of this annual report only;

Risks Related to Our Corporate Structure, page 8

3.

Please refer to your reference to "our operating entities in China” and revise your future filings disclosure here and throughout to refrain from implying that the VIE Agreements are equivalent to an equity ownership in the business of the VIE. Similarly, revise your future filings disclosure throughout, including disclosures on pages 42 and 52, to remove disclosure stating that VIE contractual arrangements may not be as effective as "direct" ownership as this disclosure suggests a possibility of indirect ownership.

Response: In response to the Staff’s comment, we will revise our future filings accordingly. The proposed revised disclosure is set forth below.

“● Dunxin is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement (the “VIE Agreements”) that establish the structure for operating the VIE in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or we be forced to relinquish our interests in the VIE. Our holding company in the Cayman Islands, our PRC subsidiary, the VIE, and investors of Dunxin face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole;”

“Our ability to manage and operate Chutian under the VIE Agreements may not be effective.

We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Chutian. However, the VIE Agreements may not be effective in providing us with control over Chutian. Under the current VIE Agreements, if Chutian fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Chutian, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.”

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“The contractual arrangements may not be effective in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Dunxin’s ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Further, the VIE Agreements have not been tested in a court of law. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Accordingly, the enforceability of the various contracts described above by the Company against the VIE is dependent upon the Shareholders holding 80% equity interests of Chutian. If any of such shareholders fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that were designed to provide us effective control over the VIE. If this happens, we would need to deconsolidate the VIE. Substantially all of our assets, including the necessary licenses to conduct business in China are held by the VIE. Substantially all of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure” on page 8 of this annual report.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

Very truly yours,

/s/ Ricky Qizhi Wei
Ricky Qizhi Wei Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC jwu@htflawyers.com ctan@htflawyers.com

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